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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2009

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1	May 5, 2009 Bulletin – ODA Meeting
2.	May 6, 2009 Bulletin - ALDA Products Available Through LCN Canada Retailers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: May 6, 2009

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

ALDA PHARMACEUTICALS CORP.

635 Columbia Street
New Westminster, British Columbia V3M 1A7

Tel: (604) 521-8300 Fax: (604) 521-8322

TSX-V:APH, OTCBB:APCSF	May 5, 2009

BULLETIN

ALDA PRODUCTS POPULAR AT O.D.A. MEETING IN TORONTO

Vancouver, BC - Representatives of ALDA Pharmaceuticals Corp. (APH:TSX-V) (“the Company” or “ALDA”) attended the 142nd Annual Spring Meeting (“ASM”) of the Ontario Dental Association (“ODA”) on April 30 and May 1, 2009. This meeting is the largest dental conference held in Canada and took place at the Metro Toronto Convention Centre. Joining over 275 other exhibitors at the ASM, ALDA presented its new product line to over 10,000 dentists and 25,000 dental staff.

The products on display included:

•

T36® Disinfectant

•

T36® Disinfectant Wipes

•

T36® Antiseptic Hand Sanitizer Gel

•

T36® Antiseptic Hand Sanitizer Wipes

•

T36® Disinfectant Cleaner CONCENTRATE

All of the products attracted significant interest and a large number of samples were provided to the attendees. The safety and efficacy of T36® Disinfectant was of particular interest as was the ability of T36® Antiseptic Hand Sanitizer to kill Norwalk-like viruses and to have a residual anti-microbial effect, unlike typical alcohol-based hand sanitizers. As a result, T36® Antiseptic Hand Sanitizer Gel and canisters holding 160 T36® Antiseptic Hand Sanitizer Wipes were very popular. With the addition of T36® Disinfectant Cleaner CONCENTATE to the product line, the attendees recognized that ALDA’s products can satisfy all of their infection control needs.

Dr. Terrance Owen, President & CEO, states, “It was very gratifying to see such a positive response to our products. Certainly this was enhanced by the concern over H1N1, the so-called “swine flu”. People were very surprised when, as a demonstration of the safety of our products, we sprayed T36® Disinfectant directly on to our hands. Everyone who tried T36® Antiseptic Hand Sanitizer told us that they think it is superior to other comparable products and, when they learned about the its greater efficacy and residual effect, were even more interested. We will now be working towards capitalizing on the enthusiasm generated from this conference and commencing our marketing program as soon as possible.”

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH.

Terrance G. Owen, Ph.D., MBA

President & CEO

ALDA Pharmaceuticals Corp.

www.aldacorp.com

Distribution & Sales Contact
Peter Chen

(604) 521- 8300 Ext. 3
peter_chen@aldacorp.com

Investor Relations Contact

Scott Young

604-288-7222

syoung@freeformcom.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA PHARMACEUTICALS CORP.

635 Columbia Street
New Westminster, British Columbia V3M 1A7

Tel: (604) 521-8300 Fax: (604) 521-8322

TSX-V:APH, OTCBB:APCSF	May 6, 2009

BULLETIN

ALDA PRODUCTS AVAILABLE THROUGH LCN CANADA RETAILERS

Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (“the Company” or “ALDA”) advises that its products are available through the outlets served by the Company’s exclusive distributors to the spa and salon markets, Eastern Esthetics and LCN Canada – West.

A list of retailers is provided at:

http://www.lcn.ca/SalonsRetailers/Canada/tabid/485/Default.aspx

A list of distributors is provided at:

http://www.lcn.ca/Distributors/LCNCanadianDistributors/tabid/480/Default.aspx

The products distributed by Esthetics Plus include:

•

T36® Disinfectant

•

T36® Antiseptic Hand Sanitizer Gel

•

T36® Disinfectant Cleaner CONCENTRATE

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH and on the OTC BB under the symbol APCSF.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Retail Sales

Eastern Esthetics (ON, QU, NB, NS, PE, NL)               902-450-2161

LCN Canada – West (MN, SN, AB, BC, NW, YK)     780-462-2580

Distribution & Sales Contact

Peter Chen

(604) 521- 8300 Ext. 3
peter_chen@aldacorp.com

Investor Relations Contact

Scott Young

604-288-7222

syoung@freeformcom.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.